

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Apostolos Zafolias
Chief Financial Officer
Genco Shipping & Trading Ltd.
299 Park Avenue
New York , NY 10171

> **Re: Genco Shipping & Trading Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-33393**

Dear Mr. Zafolias:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Kathy Luther